Exhibit 99.1

Syneron Medical Ltd. Approves an Amendment to its Rights Agreement

YOKNEAM, ISRAEL – October 26, 2009. Syneron Medical Ltd. (Nasdaq: ELOS) today announced that its board of directors has approved an amendment to the Rights Agreement by and between Syneron Medical Ltd. and American Stock Transfer & Trust Company, LLC, dated November 11, 2008. The amendment: (i) extends the final expiration date of the rights to purchase ordinary shares of the company issued pursuant to the Rights Agreement to November 30, 2010, and (ii) effective upon the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 8, 2009, among the company, Syneron Acquisition Sub, Inc. and Candela Corporation, amends the Rights Agreement to provide that each right shall entitle the holder thereof to purchase from the company one and a quarter (1.25) ordinary shares at a price of $0.01 per ordinary share, subject to adjustment in accordance with the terms of the Rights Agreement. No other terms of the Rights Agreement are modified by the amendment. Prior to the amendment, the final expiration date of the Rights was November 9, 2009, and each right entitled the holder thereof to purchase from the company two (2) ordinary shares at a price of $0.01 per ordinary share.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The company’s innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Irvine, CA, and Asia-Pacific headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at “http://www.syneron.com”.

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors are summarized under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission on March 24, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Syneron Contacts:

Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
email: fabiant@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com